

SCC619
(09/15)

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

SCC-CLERK'S OFFICE
INFORMATION DESK

2018 OCT -4 PM 2:27

ARTICLES OF INCORPORATION OF A VIRGINIA STOCK CORPORATION

The undersigned, pursuant to Chapter 9 of Title 13.1 of the Code of Virginia, state(s) as follows:

1. The name of the corporation is
   Proctor360 Inc.

2. The corporation is authorized to issue 20000000 share(s) of common stock.

3. A. The name of the corporation's initial registered agent is
   Gangadhar Bathula

   B. The corporation's initial registered agent is **(mark appropriate box):**

an individual who is a resident of Virginia **and** ☑ an initial director of the corporation. ☐ a member of the Virginia State Bar.	OR	☐ a domestic or foreign stock or nonstock corporation, limited liability company or registered limited liability partnership authorized to transact business in Virginia.

4. A. The corporation's initial registered office address, including the street and number (if any), which is identical to the business office of the initial registered agent, is
   1311 High Point Ave., Richmond, VA 23230
   (number/street) (city or town) (zip)

   B. The registered office is located in the ☐ county or ☑ city of Richmond.

5. (Optional) The corporation's principal office address, including the street and number (if any), is
   (number/street) (city or town) (state) (zip)

6. The initial directors are:

NAME(S)	ADDRESS(ES)
Gangadhar Bathula	1311 High Point Ave. Richmond, VA 23230
Kranthidhar Bathula	1311 High Point Ave. Richmond, VA 23230

INCORPORATOR(S):

SIGNATURE(S)	PRINTED NAME(S)
[signature]	Gangadhar Bathula
[signature]	Kranthidhar Bathula

Telephone number (optional): 804-562-4798

Personal Information, such as a social security number, should NOT be included in a business entity document submitted to the Office of the Clerk for filing with the Commission. For more information, see Notice Regarding Personal Identifiable Information at www.scc.virginia.gov/clk

REVIEW THE INSTRUCTIONS BEFORE SUBMITTING THIS FORM.



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC1085-PART   **ARTICLES OF ENTITY CONVERSION** CC-CLERK'S OFFICE
(07/16)   (Virginia partnership or limited partnership converting to a Virginia limited liability company)

2018 OCT -4 PM 2:27

ARTICLES OF ENTITY CONVERSION OF
(name of partnership or limited partnership)

The undersigned, on behalf of the (_partnership or limited partnership_) set forth below, pursuant to Title 13.1, Chapter 12, Article 15 of the Code of Virginia, states as follows:

1. The name of the Virginia (_partnership or limited partnership_) immediately before the filing of these articles of entity conversion is _Proctor360 LLC_. The (_partnership or limited partnership_) shall convert to a Virginia limited liability company and its name shall be _Proctor360 Inc.._

2. The converting (_partnership or limited partnership_) was originally _formed_ on _May 29, 2018 as a LLC_ with the name _Proctor360 LLC_.

3. The plan of entity conversion, pursuant to § 13.1-1083 of the Code of Virginia, is set forth as follows:

    A. The full text of the articles of organization of the resulting limited liability company as they will be in effect upon consummation of the conversion is attached hereto.

    B. Proctor360 is seeking investment from other investors and therefore converting entity type from LLC to Corporation. The membership interests of the sole member of the limited liability company will be converted to 20,000,000 shares

4. The plan of entity conversion was approved by the (_partnership or limited partnership_) in accordance with § 13.1-1084 of the Code of Virginia on _(date)_.

Signed in the name of the partnership (_or limited partnership_) by:



_____   _____ Oct 4, 2018 _____

Gangadhar Bathula   _President_

SCC ID # S7554258   Phone 804-562-4798

The person signing the articles has been declared the right and power to manage the business and affairs of the limited liability company



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, OCTOBER 26, 2018

The State Corporation Commission has found the accompanying articles submitted on behalf of

Proctor360 Inc.

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective October 26, 2018.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By Mark C. Christie

Mark C. Christie
Commissioner

18-10-25-1326
AMENACPT
CISRXW



COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

SCC710
(04/08)

ARTICLES OF AMENDMENT
OF
PROCTOR360, INCORPORATED

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1. The name of the corporation is _____ *Proctor360 Inc* _____.
2. The Board of Directors were presented and asked to approve resolution 100918-01 to amend our Articles of Incorporation to re-designate or reclassify the common stock shares into three classes. Total authorized capitalization of 20,000,000 shares remain and re-designated or reclassified as 10,000,000 shares Class A common stock (voting), 7,000,000 shares Class B common stock (non-voting except as required under applicable law), and 3,000,000 shares Preferred stock (non-voting).
3. Voting and par value summary of the Class A and Class B Stock: 10,000,000 shares of Class A common stock (voting), par value of $0.001 per share and entitled to five (5) votes per share held in all company matters to include election of board of directors, and 7,000,000 shares of Class B common stock (Non-voting), par value of $0.001 per share and no entitlement to vote in company matter, except as required under applicable law. Where voting is required under applicable law, each share of Class B common stock will be entitled to one half of one vote (0.5) per share held.
4. The foregoing amendment was adopted on 17 October 2018
5. Pursuant to § 13.1-710 of the Code of Virginia, the adoption of the amendment was duly and unanimously approved by the Board of Directors.

Executed in the name of the corporation by:



_____
Signature

Gangadhar Bathula

SCC ID #: 08369407

17 October 2018
Date

Chief Executive Officer

Tel: 804-562-4798